NexGen Announces Doubling of Contracted Sales Volumes with 5 Million Pound Uranium Offtake Contract with Major US Utility

  Contracted volumes double to more than 10 million pounds.
  Market related pricing mechanisms providing the most significant leverage to future prices at time of delivery.
  Ongoing negotiations with multiple entities for additional offtake contracts.

Vancouver, BC, August 6, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce it has secured a new uranium offtake contract with another major US based utility for the delivery of 1 million pounds of uranium per year over a five-year period. Commencing in the first year of commercial production, this latest uranium sales agreement follows the Company's first sales contracts announced in December 2024 (link NR December 4, 2024). This contract reflects the significant materiality of NexGen's Rook I Project in the future supply of uranium at a time when sovereign and technical risk surrounding current production sources is at unprecedented levels worldwide.

This contract doubles NexGen's existing contracted volumes incorporating significant leverage to the future pricing of uranium. In addition, NexGen's Arrow Deposit currently has 229.6M lbs of uncontracted reserves to be sold optimally in the future.

Market-related pricing mechanisms at the time of delivery is a key element of NexGen's offtake strategy.

Leigh Curyer, Founder & Chief Executive Officer, commented: "NexGen's stated strategy simply optimizes the value and return on each pound produced. It reflects Rook I's relative technical simplicity and high production volume certainty, which provides our utility clients confidence in the delivery of their future fuel requirements. At the same time, it provides NexGen shareholders unprecedented industry leading leverage to prices at the time of those deliveries.

The team is managing a substantial increase in offtake activity and negotiation, reflecting NexGen as a future cornerstone of the global nuclear energy market.

In an era defined by the intersection of energy security and national security combined with surging demand for electrification, NexGen's role in enhancing energy security and independence for its power utility clients has never been more critical."

This is a Designated News Release

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

For additional information and media inquiries:

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson
Chief Commercial Officer
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nxe-energy.ca

Monica Kras
Vice President, Corporate Development
NexGen Energy Ltd.
+44 (0) 7307 191933
mkras@nxe-energy.ca

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to setting industry benchmarks with innovative and sustainable mining solutions and reflecting ongoing commitments to maximizing benefits to partners and stakeholders, the successful execution of the shaft sinking contract, the seamless transition to major construction following anticipated federal Environmental Assessment and licence approvals,  the delivery of clean energy fuel for the future, the development of the largest low cost producing uranium mine globally and incorporating elite standards in environmental and social governance, delivering a project that leads the entire mining industry socially, technically and environmentally, providing generational long-term economic, environmental and social benefits for Saskatchewan, Canada and the world, planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economics of a project, including the Rook I Project. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others, that, third-party contractors, including Thyssen, will perform their contracts as expected and on time, the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in costs, engineering details or specifications that would materially adversely affect its viability; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project;  and other estimates, assumptions and forecasts disclosed in the Feasibility Study for the Rook I Project. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, and other factors discussed or referred to in the Company's most recent Annual Information Form under "Risk Factors" and management's discussion and analysis under "Other Risks Factors" filed on SEDAR+ at www.sedarplus.ca and 40-F filed on Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.